Q77(h) (Change in Control)
Virtus Dynamic AlphaSector Fund (Series 7):
Virtus Alternatives Diversifier Fund ceased having control on February 6, 2012. As of the end of the period, Virtus Alternatives Diversifier Fund did not own any of the shares (as measured in assets).
Virtus AlphaSector Rotation Fund (Series 11):
Merrill, Lynch, Pierce, Fenner & Smith ("MLPF&S") ceased having control on or about March 16, 2012. As of the end of the period, MLPF&S owned 18.86% of the shares (as measured in assets).
Virtus Allocator Premium AlphaSector Fund (Series 30):
First Clearing LLC, on behalf of its customers, acquired control on February 9, 2012. As of the end of the period, First Clearing LLC owned 36.23% of the shares (as measured in assets).
Virtus Global Premium AlphaSector Fund (Series 31):
LPL Financial Services ("LPL") ceased having control on or about October 20, 2011. As of the end of the period, LPL owned 26.09% of the shares (as measured in assets).